Exhibit 99.4
WNS (HOLDINGS) LIMITED
FORM OF PROXY
FOR THE ANNUAL GENERAL MEETING
To be held on October 20, 2010
For use at the Annual General Meeting of the shareholders of WNS (Holdings) Limited (the “Company”) to be held at 11.30 am (Jersey time) on Wednesday, October 20, 2010 and any adjournment thereof.
I/We [insert name] .............................................................................. of [address] .............................................................................. (BLOCK LETTERS PLEASE), being (a) shareholder(s) of the above named Company, hereby appoint the Chairman of the Annual General Meeting or*
[insert name] ........................................................................................ of [address] ........................................................................................ as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 11.30 am (Jersey time) on Wednesday, October 20, 2010 and at any adjournment thereof or on a poll in respect of [insert number]** ............................................ ordinary shares in the capital of the Company.

*	An alternative proxy may be named if desired — delete as appropriate. A proxy need not be a shareholder of the Company.

**	If you appoint more than one proxy, you will need to specify the number of ordinary shares in respect of which the named proxy is entitled to vote. If you appoint only one proxy you do not need to specify the number of ordinary shares you hold.
I / We direct my / our proxy to vote as follows:-

ORDINARY RESOLUTIONS		FOR	AGAINST	ABSTAIN
1.	Annual audited accounts
2.	Ratification of the change in auditor from Ernst & Young to Grant Thornton, India:
3.	Auditors’ remuneration
4.	Re-election of Sir Anthony Armitage Greener as a Director of the Company
5.	Re-election of Mr. Richard O. Bernays as a Director of the Company
6.	Directors’ remuneration
Date:                                         , 2010
Signature of Shareholder/Authorised Signatory
(If you are signing this form as a director or officer of a body corporate or other entity, please indicate in what capacity you are signing and who you are signing for e.g. “Director of X Limited” or “Director of X Limited as general partner of Y Limited Partnership”).

NOTES:
1.	Please indicate with an ‘X’ in the appropriate box how you wish the proxy to vote.

2.	The proxy will exercise his discretion as to how he votes or whether he abstains from voting:-
(a)	on the resolutions referred to in this Form of Proxy if no instruction is given in respect of the resolutions; and

(b)	on any business or resolution considered at the Annual General Meeting other than the resolutions referred to in this Form of Proxy.
3.	To be valid, the instrument appointing a proxy, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarially certified copy of any such power or authority), must be deposited at the registered office of the Company at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands (attention: Dominic Hebert) not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote.

4.	A Form of Proxy executed by a corporation must be either under its common seal or signed by an officer or attorney duly authorised by the corporation.

5.	In the case of joint holders, the name of all the joint holders should be stated in the Form of Proxy and all should sign it. Joint holders should elect one of their number to represent them in person or by proxy in their name. In the absence of such election, the vote of the holder whose name appears first in order in the Register of Shareholders, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s). For this purpose, seniority is determined by the order in which the names appear in the Register of Shareholders.

6.	A proxy may be revoked by: (i) giving the Company notice in writing deposited at the Company’s registered office (care of Capita Secretaries Limited, attention: Dominic Hebert at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands) before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new Form of Proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) attending in person and voting on a poll.

7.	The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed, illegible or where the true intentions of the appointer are not ascertainable from the instructions of the appointer specified in the instrument appointing a proxy or proxies.

8.	Facsimile or email copies of this Form of Proxy will not be accepted.

FOR OFFICE USE ONLY
Register No

Holding

2